1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 6, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

CONTINUING CONNECTED TRANSACTION
REVISION OF ANNUAL RENTAL OF
LAND USE RIGHT LEASING AGREEMENT AND
REVISION OF ANNUAL CAP

The Board announces that on 25 February 2008, the Company and Chinalco had entered into a supplemental agreement in respect of the Land Use Right Leasing Agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to the Company has been adjusted from RMB620 million to RMB1 billion for each of the two years ending 31 December 2009.

Chinalco is a controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company. The transactions under the Supplemental Agreement therefore constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. The revised annual cap of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Listing Rules. The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

Reference is made to the announcement of the Company dated 20 August 2007 in relation to the revision of annual rental of the land use right leasing agreement (the "Land Use Right Leasing Agreement") and revision of annual cap (the "Announcement"). Pursuant to the Land Use Right Leasing Agreement, adjustments to the rent as a result of the change in PRC land taxes can be made after negotiations and agreement between Chinalco and the Company. The increase in the total area of leased land is also made pursuant to the terms and conditions of the Land Use Right Leasing Agreement which was modified by the Supplemental Agreement.

The board of directors of Aluminum Corporation of China Limited (the directors, "Directors", the board, "Board" and the company, "Company") wishes to announce that on 25 February 2008, the Company and Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company had entered into a supplemental agreement, pursuant to which the total annual rental of the land use rights in connection with the land leased by Chinalco to the Company has been adjusted from RMB620 million to RMB1 billion for each of the two years ending 31 December 2009 (the "Supplemental Agreement").

REASONS FOR THE REVISION OF ANNUAL RENTAL AND ANNUAL CAP

1.	Increase in PRC land use rights tax

In early 2007, the PRC regional governmental departments commenced the implementation of the new land grading system and the relevant tax rates in relation to urban land use rights. The new tax rate per square metre of land in relation to urban land use rights has increased by an average of two times from that of 2006. In connection with the 445 plots of land with a total area of 5,822 square metres leased by Chinalco to the Company, the annual tax payable by the Company pursuant to the new land grading system and the relevant tax rates of urban land use rights has increased by approximately RMB200.06 million.

2.	Increase in the total area of leased land

In order to meet the increasing business operation needs of the Group, an additional 11 plots of land with a total area of approximately 1.25 million square metres have been further leased by Chinalco to the Company since April 2007 and an addition of 14 plots of land with a total area of 1.74 million square metres have been leased by Chinalco to the Company since 2008. The expected increase in the relevant annual rental as a result of such increase in leased land is RMB74.27 million. For the year ended 31 December 2007, the annual rental, as a result of the relevant increase in the leased land, has increased by RMB8.49 million. Such increase in annual rental has also caused the relevant original annual cap to be exceeded by RMB1.76 million for the year ended 31 December 2007.

(i)	Merger of Lanzhou Aluminum with the Company

On 30 April 2007, the Company completed the respective mergers of Shandong Aluminum Industry Co., Ltd. ("Shandong Aluminum") and Lanzhou Aluminum Co., Ltd. ("Lanzhou Aluminum") with the Company by way of the issue of A Shares of the Company in exchange for the issued shares held by the shareholders of Shandong Aluminum and Lanzhou Aluminum, respectively, other than those held by the Company. After completion of such mergers, Lanzhou Aluminum, which was previously an associated company of the Company, became a wholly-owned subsidiary of the Company and subsequently reorganised into the Lanzhou Branch and Xibei Aluminum Fabrication Branch. Both the Lanzhou Branch and Xibei Aluminum Fabrication Branch have leased an aggregate of 11 plots of land with a total area of 1.254 million square metres from Lanzhou Aluminum Factory, being a wholly-owned subsidiary of Chinalco. When the Company reviewed the annual caps in relation to land use rights in August 2007, the Company took into consideration the impact of the merger of Lanzhou Aluminum with the Company.

According to the prevailing market price, the annual rental of such leased land amounts is approximately RMB15.98 million. Such information is based on an appraised report dated 31 October 2007 prepared by China Enterprise Appraisals Company Limited, an independent valuer qualified in the PRC. The market rental of the relevant land use rights leased by Lanzhou Aluminum Factory to both the Lanzhou Branch and Xibei Aluminum Fabrication Branch was assessed in accordance with the methods for determining land rental as provided in the relevant PRC laws and regulations. The Directors confirmed that there has been no material adverse change to the condition of the relevant land use rights since the date when such appraisal was prepared. The Directors are of the view that the mechanism in assessing such appraisal in order to arrive at the respective annual rental is fair and reasonable.

(ii)	Merger of Baotou Aluminum with the Company

The merger of Baotou Aluminum with the Company was completed on 24 December 2007. Subsequent to such merger, Baotou Aluminum became a wholly-owned subsidiary of the Company. All the land-leasing arrangements between Baotou Aluminum and Baotou Aluminum (Group) Co., Ltd., a subsidiary of Chinalco, have therefore been considered as continuing connected transactions of the Company.

Based on the prevailing market price, the annual rental of the 13 plots of land with a total area of 1.608 million square metres leased by Baotou Aluminum (Group) Co., Ltd. to Baotou Aluminum amounts to approximately RMB54.71 million. Such information is based on an appraised report dated 4 January 2007 prepared by Nei Monggol Rich Appraisals Co., Ltd., an independent valuer qualified in the PRC. The market rental of the relevant land use rights leased by Baotou Aluminum (Group) Co., Ltd. to Baotou Aluminum was assessed in accordance with the methods for determining land rental pursuant to the relevant PRC laws and regulations. The appraisal has taken into account the prevailing market conditions and the nature of the use of land. The Directors confirmed that there has been no material adverse change to the condition of the relevant land use rights since the date when such appraisal was prepared. The Directors are of the view that the mechanism in assessing the appraisal in order to arrive at the respective annual rental is fair and reasonable.

(iii)	Zhengzhou Research Institute

On 1 January 2008, Zhengzhou Research Institute, a subsidiary of the Company, leased a piece of land with a total area of approximately 137,100 square meters from Zhengzhou Light Metal Research Institute, a wholly-owned subsidiary of Chinalco. Based on the relevant purchase price of such land, the relevant annual rental payable by the Company is approximately RMB3.58 million. As the relevant land was purchased by Zhengzhou Light Metal Research Institute from the PRC Government by way of open tender, in calculating the relevant rental payable by Zhengzhou Research Institute, reference has been made to the relevant purchase price and the lending rate of local banks in the PRC pursuant to PRC laws and regulations.

The following table sets out details of the relevant events mentioned above and the corresponding expected increase in the annual rental for the two years ending 31 December 2009 as a result of such events:

Expected increase
of annual rental
Quantity of land	Commencement	RMB (million) as
Number	date of the	at 31 December of
Item	Relevant event	of Plots	sq. m.	relevant event	2007	2008	2009
			(million)		(Note)

1	Adjustment in land use	445	58.22	1 January 2008	-	200.06	200.06
	rights tax in the PRC

2	Increase in the number	25	2.9991	-	8.49	74.27	74.27
	of leased land plots

	comprising:

	Lanzhou Branch	8	0.56	30 April 2007	4.86	7.92	7.92

	Xibei Aluminum
	Fabrication Branch	3	0.694	30 April 2007	3.63	8.06	8.06

	Baotou Aluminum	13	1.608	1 January 2008	-	54.71	54.71

	Zhengzhou
	Research Institute	1	0.1371	1 January 2008	-	3.58	3.58

Note:

The information under this column mainly illustrates the impact of the merger of Lanzhou Aluminum with the Company (which took place on 30 April 2007) on the respective annual cap for the year ended 31 December 2007.

Payment of the relevant rental in relation to the land use rights will be satisfied by the Company's internal resources and payment will be made by the Company on a monthly basis.

The increase in the total area of leased land is made pursuant to the terms and conditions of the Land Use Right Leasing Agreement which was modified by the Supplemental Agreement. Other than the increase in the total area of the leased land and the relevant annual caps, there is no further revision of the terms of the Land Use Right Leasing Agreement.

INFORMATION ON THE COMPANY

The Company is primarily engaged in the production, sales and research of alumina and primary aluminum through its various branch factories, subsidiaries and associated companies.

INFORMATION ON CHINALCO

Chinalco is a controlling shareholder as well as a connected person (as both terms are defined in the Listing Rules) of the Company. It is a state-owned enterprise incorporated under the laws of the PRC, whose entities and business were contributed to the Company upon the Company's establishment. The principal activities of Chinalco include alumina fabrication, copper fabrication and manufacturing of aluminum.

REVISION OF ANNUAL CAP

The annual cap for the payment of annual rental under the Land Use Right Leasing Agreement, which is an exempt continuing connected transaction, was RMB620 million for each of the three financial years ending 31 December 2009. After taking into account the factors set out in this announcement, the annual rental payable by the Company to Chinalco for each of the two years ending 31 December 2009 will further exceed the annual cap at the sum of RMB620 million as previously disclosed in the Announcement. Upon the revision of the annual rental to RMB1 billion (for the two years ending 31 December 2009) as provided by the Supplemental Agreement and the publication of this announcement, the annual cap of this exempt continuing connected transaction will be revised to RMB1 billion for each of the two years ending 31 December 2009.

The revised annual cap of this exempt continuing connected transaction (being RMB1 billion) also provides ample contingency to accommodate the possible fluctuations resulting in any changes in market conditions given the increasing volatility of rentals of properties in the PRC and the Company's possible future acquisitions of assets from Chinalco as part of its business development plan. For possible future acquisitions of assets from Chinalco, please refer to the announcement of the Company dated 29 February 2008.

The directors of the Company (including the independent non-executive directors) are of the view that the revised annual caps are fair and reasonable and the transactions contemplated under the Supplemental Agreement are on normal commercial terms, in the ordinary and usual course of business of the Company, fair and reasonable and in the interest of the Company and its shareholders as a whole.

LISTING RULES IMPLICATIONS

Chinalco is a controlling shareholder of the Company holding, directly and indirectly, approximately 41.78% of the issued share capital of the Company. The transactions under the Supplemental Agreement therefore constitute continuing connected transactions of the Company under Rule 14A.14 of the Listing Rules. The revised annual rental of RMB1 billion is less than 2.5% of the applicable percentage ratio under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The rental revision is required to be disclosed by way of announcement but is not required to be approved by the independent shareholders of the Company.

By Order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, China
6 March 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary